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                            (PetroChina's Letterhead)

                                                              September 27, 2007

Cecilia D. Blye, Chief
Office of Global Security Risk
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-5546


Re:      PetroChina Company Limited
         Form 20-F for Fiscal Year Ended December 31, 2005
         Filed June 20, 2006
         Form 6-K filed June 30, 2005
         Response Letters Dated July 31, 2006, February 15, 2007
         File No. 001-15006

Dear Ms. Blye:

     I refer to your letter to Mr. Chen Geng, dated September 13, 2007, relating to PetroChina Company Limited's ("PetroChina") Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the U.S. Securities and Exchange Commission (the "Commission") on June 20, 2006, Current Report on Form 6-K, submitted to the Commission on June 30, 2005 and our response letters to the Staff dated July 31, 2006, February 15, 2007 and June 19, 2007.

     Our responses to the Staff's additional comments are as follows (the numbered paragraphs below correspond to the paragraphs of the Staff's comment letter, which have been retyped below in bold for your ease of reference).


1. With a view to disclosure, please advise us when you acquired your interest in China Oil; whether the referenced covenant applied to your interest in China oil; and whether your interest in China Oil's business activities in Sudanese oil conformed with the covenant.

Response: PetroChina acquired 70% interest in China National United Oil Corporation ("China Oil") on November 5, 1999. In August of 2007, PetroChina completed the transfer of its entire equity interest in China Oil to its controlling shareholder, China National Petroleum Corporation ("CNPC"). As a result, PetroChina no longer has any business dealings associated with Sudan.

The referenced covenant did apply to PetroChina's interest in China Oil.

PetroChina believes that its interest in China Oil's business activities related to Sudanese oil conformed with the covenant. China Oil has been a trading company that purchases crude oil produced in Sudan through open bidding process and sells such crude oil throughout the world. China Oil has not financed or invested in oil and gas related projects in Sudan.

2. In light of the covenants and other measures agreed to in 2000 and 2005 "to give comfort to investors that their investments would not violate U.S. economic sanctions regulations" or "be used for funding CNPC's operations associated with

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     Iran, Syria and Sudan," please include disclosure in your future filings that addresses this investor concern, including the consideration, if any, you have given to implementing measures intended to give comfort to investors that your dividends and other payments to CNPC are not being used to fund CNPC's operations associated with Iran, Syria and Sudan.

Response: As noted in the previous responses, PetroChina has no control over its controlling shareholder's decisions with regard to the use of dividends it has received from PetroChina. On that basis, PetroChina has concluded that such disclosure is not material information about the company that its investors are entitled to know, but rather information about CNPC that is not relevant to an investment in PetroChina. As a result, PetroChina respectfully disagrees with the need for this disclosure.

                               *******************

     Please do not hesitate to contact me if you have additional questions or require additional information.




                                                     Very truly yours,


                                                     /s/ Li Huaiqi
                                                     --------------------------

                                                     Name:  Li Huaiqi
                                                     Title: Company Secretary



cc: James Lopez
    Roger Schwall
    Division of Corporation Finance
    Securities and Exchange Commission

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